                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------

                                 SCHEDULE 13G
                                (RULE 13d-102)


       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
        13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(b)


                           (AMENDMENT NO.     )(1)
                                          ----


                             DIVOT GOLF CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)




                         COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)




                                   255408106
--------------------------------------------------------------------------------
                                (CUSIP Number)




                                OCTOBER 8, 1998
--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [   ]  Rule 13d-1(b)
    [ X ]  Rule 13d-(c)
    [   ]  Rule 13d-1(d)


---------------
        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   255408106                   13G            PAGE   2   OF   5   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
             MARIA FLOYD
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]
             OWNERSHIP IS WITH SPOUSE (TENANCY BY THE ENTIRETIES)
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
             UNITED STATES
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                          -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                         354,463
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                         -0-
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                   354,463
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   354,463
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                     9.1%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
                                      IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





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CUSIP NO.   255408106                   13G            PAGE   3   OF   5   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
              RAYMOND FLOYD
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]
              OWNERSHIP IS WITH SPOUSE (TENANCY BY THE ENTIRETIES)
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
              UNITED STATES
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                          -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                         354,463
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                         -0-
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                   354,463
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  354,463
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                     9.1%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
                                     IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





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                                                        PAGE   4   OF   5  PAGES
                                                             -----    -----

                               SCHEDULE 13G ITEMS



         This Schedule is being jointly filed pursuant to Rule 13d-1(k).

         Item 1(a).  Name of Issuer:  Divot Golf Corporation

         Item 1(b).  Address of Issuer's Principal Executive Offices:  One Tampa City Center
                                                                       201 N. Franklin Street
                                                                       Suite 200
                                                                       Tampa, Florida  33602.

         Item 2(a).  Names of Persons Filing:  Maria Floyd
                                               Raymond Floyd

         Item 2(b).  Address of Principal Residence:  231 Royal Palm Way
                                                      Palm Beach, Florida 33480.

         Item 2(c).  Citizenship:  United States

         Item 2(d).  Title of Class of Securities:  Common Stock, $.001 par value per share.

         Item 2(e).  CUSIP Number:  255408106

         Item 3. This statement is filed pursuant to Rule 13d-1(c).

         Item 4.  Ownership.

         (a)      Amount beneficially owned:                                   354,463
         (b)      Percent of class:                                               9.1%
         (c)      Number of shares as to which such person has:
                  (i)   sole power to vote or to direct the vote:                  -0-
                  (ii)  shared power to vote or to direct the vote:               9.1%
                  (iii) sole power to dispose or direct the disposition of:        -0-
                  (iv) shared power to dispose or direct the disposition of:      9.1%

         Item 5.  Ownership of 5% or less of a Class.

         Not applicable.

         Item 6.  Ownership of more than 5% on behalf of another person.

         Not applicable.

         Item 7.  Identification and Classification of Subsidiary.

         Not applicable.

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                                                           PAGE  5  OF  5  PAGES
                                                               -----  -----


         Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

         Item 9.  Notice of Dissolution of Group.

         Not applicable.

         Item 10. Certifications.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of these securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                               /s/  Maria Floyd                         10/20/98
                               ------------------------------           --------
                               (Signature)                               (Date)


                               Name:  Maria Floyd
                                                                        --------

                               /s/ Raymond Floyd                        10/20/98
                               ------------------------------           --------
                               Name: Raymond Floyd